Exhibit 99.1

RRSAT SELECTED TO DISTRIBUTE BABYTV TO NORTH AMERICA
RRsat services on Galaxy-23 Satellite provide BabyTV a wide audience

RE'EM, Israel – January 18, 2011 –RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries announced today that it has signed an agreement with BabyTV, a FOX International Channel, to distribute the channel throughout North America on the Galaxy-23 satellite (121.0°W).

BabyTV targets the youngest members of the family, infants and toddlers, and provides services that range from 24/7 TV channels to VOD and broadband offerings.  RRsat currently distributes BabyTV to Europe via the HOTBIRD satellite as well as to Asia via the MEASAT 3A satellite.  This expansion into the North American market will open up BabyTV’s viewership to a new and wider audience.

 “Our work with BabyTV illustrates how RRsat is capable of opening new geographical markets up to any channel and bringing that channel to several continents,”  said Lior Rival, Vice President, Sales and Marketing of RRsat. “We are excited about making this channel available to North America, providing BabyTV access to thousands of cable headends representing up to 90% of the American cable market.”

“BabyTV continues to rapidly grow its TV-watching audience,” said Liran Talit, BabyTV Managing Director and Founder. “RRsat has played a key role in the expansion of our reach in the past and continues to do so.  RRsat’s services allow us easy access to international markets in multiple languages the world over.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About BabyTV
BabyTV is the world’s leading infant and toddler network from FOX International Channels, available in over 90 countries worldwide. BabyTV provides quality programming created specifically for growing infants and toddlers via its 24-hour linear channel, as well as VOD, Broadband, Mobile, Web services, and Consumer Products. Please visit www.babytv.com for more information.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

The information in this press release concerning BabyTV has been provided to RRsat by BabyTV and has not been independently verified by RRsat.  Information concerning the access of the channel to the US cable industry is based on publicly available information and has not been independently verified by RRsat.